Mail Stop 03-08


										October 29, 2004

By Facsimile and U.S. Mail

Mr. Rick D. Puckett
Chief Financial Officer
United Natural Foods, Inc.
260 Lake Road
Dayville, CT 06241

	RE:	United Natural Foods, Inc.
		Form 10-K for the year fiscal year ended July 31, 2004
		Filed October 14, 2004
File No. 0-21531

Dear Mr. Puckett:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended July 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended July 31, 2004 Compared to Year Ended July 31, 2003, page
16

General

2. We note that your discussion of results of operations focuses exclusively on describing changes in the various line items on the income statement. With a view towards enhancing disclosure, please refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K and consider revising the content and focus of your MD&A such that you identify and emphasize the key indicators of your performance. Also consider whether there are material trends, demands, commitments, events or uncertainties related to your financial condition and/or operating performance that should be discussed.

3. Where you identify intermediate causes of changes in your operating results, to the extent meaningful, also describe the reasons underlying the intermediate causes. For example, where you identify the cause of your organic growth in sales as resulting from growth in your various distribution channels, please consider expanding your discussion to describe the underlying reasons for the growth in each of the distribution channels.

Special Items, page 18

4. We note your presentation and discussion throughout MD&A of various non-GAAP measures of your operating results, each measure adjusted to exclude certain "special" items. It is unclear from your disclosures why each of the adjustments to arrive at the non-GAAP measure is being made and which of the adjustments, if any, are believed to be nonrecurring in nature. Please clarify your disclosures in future filings accordingly. Because you disclose that these measures are presented to enhance understanding of your future prospects, you seem to imply that all of the special items are nonrecurring in nature. If this is the case, please tell us supplementally how each adjustment complies with the restrictions in
Item 10(e)(1)(ii)(B) of Regulation S-K regarding adjusting non-GAAP performance measures. To the extent the adjustments are recurring in nature, please avoid implying that they are not part of your ongoing operations and tell us supplementally how you meet the burden of demonstrating the usefulness of each non-GAAP measure presented. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) issued June 13, 2003 (available at www.sec.gov). If these measures are included in your future filings, please also revise your disclosures to include all of the information listed in the bullet points of Question 8 of the FAQ. Show us supplementally how the revised disclosures will read in your future filings.

Financial Statements

Consolidated Statements of Income, page 34

5. We note that depreciation expense is excluded from cost of sales. Please update your cost of sales line item on the face of your consolidated statements of income to indicate that cost of sales excludes depreciation. Refer to SAB Topic 11:B. Also ensure that your selected consolidated financial data is appropriately updated.

Consolidated Statements of Cash Flows, page 36

6. Please consider whether it would be more appropriate to include the line item captioned "Tax effect of stock option exercises" in the "Changes in assets and liabilities, net of acquired companies" section rather than in the "Adjustments to reconcile net income to net cash provided by operating activities" section of your cash flows from operating activities.

Notes to Consolidated Financial Statements

(1) Significant Accounting Polices

General

7. Please disclose your policy for classifying shipping and handling costs in the statement of income. If shipping costs and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) that include them. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF 00-10.

8. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.
9. Based on your disclosures under Item 1. Business, we understand that you receive various discounts and advertising allowances from your suppliers. We also note your footnote disclosure on page 37 that "allowances" received from suppliers are recorded as reductions in cost of sales. If, as we assume, all types of consideration received from your suppliers in connection with the purchase or promotion of the supplier`s products, such as rebates and cooperative advertising fees, are recorded as reductions in cost of sales, please consider clarifying the disclosure accordingly. Otherwise, please disclose the statements of income line item in which each of these types of payments is included. For any amounts netted against expense line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of income line items, if material. Refer to EITF 02-16.

10. We note your disclosure on page 14 of MD&A, of the types of expenses included in the cost of sales line item and the types of expenses included in the operating expenses line item. Please provide similar disclosure in the notes to your financial statements, but elaborate to specifically identify any costs of your distribution network excluded from cost of sales. For example, indicate whether purchasing and receiving type costs are included in cost of sales or
in operating expenses.   With the exception of warehouse costs, if
you currently exclude a portion of your distribution network from cost of sales, please also disclose:

(a) in a footnote the line item that these excluded costs are included in and the amounts included in each line item for each period presented; and

(b) in your MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as operating expenses.

(n)  Earnings Per Share, page 40

11. Pursuant to paragraph 53.b of SOP 93-6, please disclose your treatment of employee stock ownership plan shares in your earnings per share computations.

(3) Stock Option Plan, page 42

12. For each of your stock option plans, please disclose the vesting requirements and the maximum term of options granted. See paragraph 46 of SFAS 123.




(14) Business Segments, page 49

13. In a letter to us dated August 26, 2003 regarding your fiscal 2002 Form 10-K, you agreed to disclose in future filings the nature of the items included in "corporate expenses" which are included as a
component of operating income in the "Other" segment.   Please either
confirm you will include this disclosure in your future filings, or otherwise tell us why you believe this disclosure is no longer applicable.

14. We note that you sell several types of products based on your overview discussion in Item 1. Business. Please either revise your filings to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131, or otherwise tell us why you believe such disclosures are not applicable. In particular, it appears that revenue disclosures for each period presented for the following product groups may be applicable:

- Grocery and general merchandise
- Produce
- Perishables and frozen foods
- Nutritional supplements
- Bulk and food service products
- Personal care items

If you believe that other product categories are more appropriate, please advise.

Item 9A.  Controls and Procedures, page 52

15. Please revise your Item 9A. disclosures as follows to comply with Items 307 and 308(c) of Regulation S-K, as amended by SEC Release No. 33-8238:

(a) Update your rule references to refer to Rules 13a-15(e) and 15d-
15(e).

(b) Disclose the conclusions made by your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-K.

(c) Disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.


*    *    *    *



As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786.
Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek
							Branch Chief






Mr. Puckett
United Natural Foods, Inc.
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